UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces First Quarter 2018 Results

Lima, Peru, April 26, 2018 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter (1Q18) ended March 31, 2018. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2018 Highlights:

•
In 1Q18, EBITDA from direct operations was US$97.6 million; a 20% increase as compared to US$81.3 million reported in 1Q17. Adjusted EBITDA (including associated companies) decreased 3% (US$ 173.7 million) in 1Q18, compared to the US$179.2 million in 1Q17.

•	Total attributable production in 1Q18 was 148 thousand gold ounces and 7.2 million silver ounces, compared to 136 thousand gold ounces and 6.2 million silver ounces for the same period in 2017.
•	Buenaventura refinanced its syndicated loan, extending the maturity until 2022 with a rate which has been reduced to Libor + 2.15%. All other terms remain the same.
•	The Company´s Net Debt/EBITDA ratio was reduced to 1.2x.
•	Adjusted EBITDA and Net Income have been affected mainly by the results coming from the affiliates.
•	Management remains confident in achieving its production guidance for all of Buenaventura’s direct operations as was provided at the beginning of the year.
•	At Cerro Verde, a dividend of US$ 200 million (US$ 39 million attributable to Buenaventura) was declared in the last AGM.

Financial Highlights (in millions of US$, except EPS figures):

	1Q18	1Q17	Var%
Total Revenues	316.9	278.3	14%
Operating Profit	41.3	25.2	64%
EBITDA Direct Operations	97.6	81.3	20%
Adjusted EBITDA (Inc Associates)	173.7	179.2	-3%
Net Income	28.4	70.7	-60%
EPS*	0.11	0.28	-60%

 (*) as of March 31, 2018 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 2 of 23

Operating Revenues

1Q18 net sales were US$312.5 million; a 15% increase compared to the US$272.8 million reported in 1Q17. This result was primarily due to an increase in gold, lead, zinc and copper prices as well as to higher sales volume of gold and zinc.

Royalty income decreased 19%, from US$5.5 million in 1Q17 to US$4.4 million in 1Q18 due to lower revenues at Yanacocha (19% QoQ).

Operating Highlights	1Q18	1Q17	Var%
Net Sales (in millions of US$)	312.5	272.8	15%
Average Realized Gold Price (US$/oz) (1) (2)	1,344	1,231	9%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,341	1,218	10%
Average Realized Silver Price (US$/oz) (1) (2)	16.20	16.65	-3%
Average Realized Lead Price (US$/MT) (1) (2)	2,667	2,290	16%
Average Realized Zinc Price (US$/MT) (1) (2)	3,451	2,899	19%
Average Realized Copper Price (US$/MT) (1) (2)	6,864	5,999	14%

Volume Sold	1Q18	1Q17	Var%
Gold Oz Direct Operations (1)	94,120	78,338	20%
Gold Oz inc Associated Companies (3)	154,734	155,088	0%
Silver Oz (1)	5,871,687	5,999,608	-2%
Lead MT (1)	7,911	9,719	-19%
Zinc MT (1)	17,561	16,691	5%
Copper MT (1)	9,883	9,829	1%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 45.95% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 3 of 23

Production and Operating Costs

In 1Q18, Buenaventura’s gold equity production from direct operations was 87,617; a 39% increase in comparison to 1Q17. 1Q18 Gold production including associated companies was 147,507 ounces; a 9% increase as compared to the same period in 2017. This is mainly due to new production coming from Tambomayo. 1Q18 consolidated Silver and Zinc equity production increased as compared to 1Q17 primarily due to increased production at Uchucchacua and the new production coming from Tambomayo.

Equity Production	1Q18	1Q17	Var%
Gold Oz Direct Operations(1)	87,617	63,094	39%
Gold Oz including Associated(2) Companies	147,507	135,693	9%
Silver Oz Direct Operations(1)	6,666,745	5,825,738	14%
Silver Oz including Associated Companies	7,231,323	6,186,085	17%
Lead MT	8,124	8,092	0%
Zinc MT	16,565	14,421	15%
Copper MT Direct Operations(1)	6,477	6,899	-6%
Copper MT including Associated Companies	28,114	30,149	-7%

Consolidated Production	1Q18	1Q17	Var%
Gold Oz(3)	98,647	80,280	23%
Silver Oz(3)	6,982,187	6,262,265	11%
Lead MT(3)	9,565	10,320	-7%
Zinc MT(3)	21,886	20,959	4%
Copper MT(3)	10,520	11,214	-6%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.32% of El Brocal.
(2)	Consider 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 45.95% of Yanacocha.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 4 of 23

Tambomayo (100% owned by Buenaventura)

Production
		1Q18	1Q17	Var %
Gold	Oz	33,693
Silver	Oz	1,019,915

Cost Applicable to Sales
		1Q18	1Q17	Var %
Gold	US$/Oz	522

Tambomayo began commercial operation in August 2017. 2018 will be Tambomayo’s first full year operating at full capacity.

Gold production guidance for 2018 is 110k – 130k ounces and silver production guidance is 3.0M – 3.5M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		1Q18	1Q17	Var %
Gold	Oz	39,987	42,332	-6%
Silver	Oz	86,002	140,095	-39%

Cost Applicable to Sales
		1Q18	1Q17	Var %
Gold	US$/Oz	864	788	10%

1Q18 gold production at Orcopampa decreased mainly due to lower ore grades (14% decrease QoQ). 1Q18 Cost Applicable to Sales (CAS) increased 10%, to 864 US$/Oz, compared to 788 US$/Oz in 1Q17, mainly due to lower volume sold (5% decrease QoQ).

Gold production guidance for 2018 is 190k – 210k ounces.

Uchucchacua (100% owned by Buenaventura)*

Production
		1Q18	1Q17	Var %
Silver	Oz	4,413,249	4,021,722	10%
Zinc	MT	4,575	1,882	143%
Lead	MT	4,184	2,794	50%

Cost Applicable to Sales
		1Q18	1Q17	Var %
Silver	US$/Oz	9.77	11.02	-11%

1Q18 silver production at Uchucchacua increased mainly due to higher ore grades, reflecting a 5% increase in ore grades, QoQ. 1Q18 Cost Applicable to Sales (CAS) of 9.77 US$/Oz was 11% lower than 11.02 US$/Oz in 1Q17, primarily due to a higher by-product contribution, reflecting a 52% increase in volume of lead sold and 240% higher volume of zinc sold.

Silver production guidance for 2018 is 17.2 million – 18.6 million ounces.

*1Q18 production includes 231,396 Ag Oz, 389 Zn MT and 391 Pb MT of production from Uchucchacua´s material treated at Mallay´s processing plant.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 5 of 23

Mallay (100% owned by Buenaventura)

Production
		1Q18	1Q17	Var %
Silver	Oz	155,000	320,372	-52%
Zinc	MT	952	2,174	-56%
Lead	MT	504	1,322	-62%

Cost Applicable to Sales
		1Q18	1Q17	Var %
Silver	US$/Oz	12.43	13.35	-7%

Mallay silver, lead and zinc production decreased in 1Q18 in order to accommodate production of Uchucchacua´s ore (higher value). 1Q18 Cost Applicable to Sales (CAS) of 12.43 US$/Oz was 7% lower than 13.85 US$/Oz in 1Q17, primarily explained by lower exploration expenses (86% lower QoQ).

Silver production guidance for 2018 from Mallay´s mining operation is 0.4 million – 0.5 million ounces.

Julcani (100% owned by Buenaventura)

Production
		1Q18	1Q17	Var %
Silver	Oz	504,155	666,236	-24%

Cost Applicable to Sales
		1Q18	1Q17	Var %
Silver	US$/Oz	16.69	13.93	20%

1Q18 silver production decreased 24% QoQ primarily due to a 37% QoQ decrease in ore treated despite higher- a 20% QoQ increase- in ore grades. 1Q18 Cost Applicable to Sales (CAS) of 16.69 US$/Oz was 20% higher than 13.93 US$/Oz in 1Q17, primarily explained by a decrease in volume sold and lower exploration expenses (59% decrease QoQ).

Julcani continues with the process of strengthening its mining procedures in order to improve safety and increase profitability.

Silver production guidance for 2018 is 2.1 million – 2.4 million ounces.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 6 of 23

La Zanja (53.06% owned by Buenaventura)

Production
		1Q18	1Q17	Var %
Gold	Oz	17,722	32,255	-45%
Silver	Oz	64,412	68,931	-7%

Cost Applicable to Sales
		1Q18	1Q17	Var %
Gold	US$/Oz	1,016	724	40%

Gold production in 1Q18 decreased by 45% year on year, in line with the mine production plan. 1Q18 Cost Applicable to Sales (CAS) was 1,016 US$/Oz; a 40% increase compared to 724 US$/Oz in 1Q17, mainly due to lower volume sold (44% lower QoQ).

Gold production guidance for 2018 is 70k – 80k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		1Q18	1Q17	Var %
Gold	Oz	29,915	31,245	-4%
Silver	Oz	179,906	133,274	35%

Cost Applicable to Sales
		1Q18	1Q17	Var %
Gold	US$/Oz	658	508	30%

1Q18 gold production decreased by 4% quarter on quarter, in line with the mine production plan. 1Q18 Cost Applicable to Sales (CAS) increased by 30%, compared to 508 US$/Oz in 1Q17, mainly due to a higher stripping ratio, 0.62 in 1Q18 vs. 0.11 in 1Q17, and a 4% QoQ increase in hauling expenses.

 It is important to note that the strategy of treating Gold Fields ore has enabled Buenaventura to increase gold ore grade; mitigating the cost increase previously described.

Gold production guidance for 2018 is 160k – 180k ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		1Q18	1Q17	Var %
Copper	MT	10,482	11,155	-6%
Zinc	MT	13,797	16,903	-18%
Silver	Oz	739,454	1,044,908	-29%

Cost Applicable to Sales
		1Q18	1Q17	Var %
Copper	US$/MT	4,989	4,890	2%
Zinc	US$/MT	1,729	1,953	-11%

1Q18 copper production decreased 6% compared to 1Q17, mainly due to lower ore grades (10% decrease QoQ). Zinc production in 1Q18 was in line with 1Q17.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 7 of 23

In 1Q17, zinc Cost Applicable to Sales (CAS) decreased 11% quarter on quarter, mainly due to an increase in by-product contribution and a reduced stripping ratio; 3.4 in 1Q18 vs. 5.8 in 1Q17. Copper CAS in 1Q18 was in line with 1Q17.

Zinc production guidance for 2018 is 43k – 50k MT, while copper production guidance for 2018 is 61k – 71k MT.

General and Administrative Expenses

1Q18 General and Administrative expenses were US$25.0 million; a 19% increase as compared to the US$21.1 million in 1Q17, mainly due to a US$ 2.1 million increase in compensation provisions.

Exploration in Non-Operating Areas

1Q18 costs related to Exploration in Non-Operating Areas reached US$6.8 million compared with US$2.3 million in 1Q17. During the period, Buenaventura primarily focused its exploration efforts on the Yumpaq (US$2.9 million), Emperatiz (US$ 0.6 million) and Luciana projects (US$0.5 million).

Share in Associated Companies

During 1Q18, Buenaventura’s share in associated companies was US$14.8 million, compared to US$44.9 million reported in 1Q17, comprised of:

Share in the Result of Associates (in millions of US$)	1Q18	1Q17	Var %
Yanacocha	-14.8	4.6	N.A.
Coimolache	2.6	4.3	-40%
Cerro Verde	27.1	36.0	-25%
Total	14.8	44.9	-67%

YANACOCHA

At Yanacocha (45.95% owned by Buenaventura), 1Q18 gold production was 104,233 ounces, 47,895 ounces of which is attributable to Buenaventura; a 24% decrease as compared to the 137,621 ounces (60,072 ounces attributable to Buenaventura) produced in 1Q17.

Gold production guidance at Yanacocha for 2018 is 470k – 545k ounces.

In 1Q18, Yanacocha reported a net loss of US$32.3 million, compared to a net income of US$10.4 million reported in 1Q17, mainly due to lower volume sold (27% decrease QoQ)

1Q18 CAS was US$1,083/oz; a 32% increase as compared to the US$823/oz reported in 1Q17.

Capital expenditures at Yanacocha were US$14.0 million in 1Q18.

The Quecher Main project (oxide deposit) is currently in its Execution Stage. First production is expected in early 2019 with commercial production expected in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$750 and US$850 per ounce and AISC between US$900 and US$1,000. Total CAPEX for the project is expected to be between US$250 and US$300 million; US$80 – US$90 million of which is in 2018.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 8 of 23

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 1Q18 attributable contribution to net income was US$2.6 million as compared to US$4.3 million in 1Q17.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 1Q18 copper production was 110,506 MT, 21,637 MT of which is attributable to Buenaventura, a 7% decrease compared to 1Q17; 118,744 MT and 23,250 MT of which was attributable to Buenaventura.

During 1Q18, Cerro Verde reported a net income of US$138.3 million compared to net income of US$184.0 million in 1Q17. This decrease was primarily due to lower volume sold.

Capital expenditures at Cerro Verde were US$77.4 million in 1Q18.

Copper production guidance at Cerro Verde for 2018 is 460k MT – 500k MT.

De-bottlenecking program 1Q18 UPDATE

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 9 of 23

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache.

The Company owns 45.95% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of March 31,2018)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Tajo Norte and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	45.95	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 10 of 23

APPENDIX 2

Gold Production
Mining Unit	Operating Results	Unit	1Q18	1Q17	△%
Underground
Tambomayo	Ore Milled	DMT	135,662	-	-
	Ore Grade	g/MT	0.26	-	-
	Recovery Rate	%	91.99	-	-
	Ounces Produced*	Oz	33,693	-	-
Orcopampa	Ore Milled	DMT	122,313	114,485	7%
	Ore Grade	g/MT	0.33	0.38	-14%
	Recovery Rate	%	97.36	96.82	1%
	Ounces Produced*	Oz	39,987	42,332	-6%
Open Pit
La Zanja	Ounces Produced	Oz	17,722	32,255	-45%
Tantahuatay	Ounces Produced	Oz	29,915	31,245	-4%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	1Q18	1Q17	△%
Underground
Tambomayo	Ore Milled	DMT	135,662	-	-
	Ore Grade	Oz/MT	8.85	-	-
	Recovery Rate	%	83.36	-	-
	Ounces Produced	Oz	1,019,915	-	-
Uchucchacua	Ore Milled	DMT	332,816	332,876	0%
	Ore Grade	Oz/MT	15.13	14.38	5%
	Recovery Rate	%	82.97	84.01	-1%
	Ounces Produced	Oz	4,413,249	4,021,722	10%
Julcani	Ore Milled	DMT	24,087	38,341	-37%
	Ore Grade	Oz/MT	21.49	17.92	20%
	Recovery Rate	%	96.85	96.99	0%
	Ounces Produced	Oz	504,155	666,236	-24%
Mallay	Ore Milled	DMT	21,366	49,382	-57%
	Ore Grade	Oz/MT	8.20	7.05	16%
	Recovery Rate	%	87.87	92.11	-5%
	Ounces Produced	Oz	155,000	320,372	-52%
Marcapunta	Ore Milled	DMT	648,618	609,626	6%
	Ore Grade	Oz/MT	0.59	0.64	-7%
	Recovery Rate	%	60.21	59.76	1%
	Ounces Produced	Oz	230,924	231,910	0%
Open Pit
Tajo Norte	Ore Milled	DMT	837,623	833,237	1%
	Ore Grade	Oz/MT	1.01	1.35	-25%
	Recovery Rate	%	60.27	72.27	-17%
	Ounces Produced	Oz	508,529	812,998	-37%

Zinc Production
Mining Unit	Operating Results	Unit	1Q18	1Q17	△%
Underground
Tambomayo	Ore Milled	DMT	135,662	-	-
	Ore Grade	%	2.37	-	-
	Recovery Rate	%	76.71	-	-
	MT Produced	MT	2,562	-	-
Uchucchacua	Ore Milled	DMT	332,816	332,876	0%
	Ore Grade	%	2.17	1.23	76%
	Recovery Rate	%	63.46	45.98	38%
	MT Produced	MT	4,575	1,882	143%
Mallay	Ore Milled	DMT	21,366	49,382	-57%
	Ore Grade	%	5.10	4.98	2%
	Recovery Rate	%	80.12	88.29	-9%
	MT Produced	MT	952	2,174	-56%
Open Pit
Tajo Norte	Ore Milled	DMT	837,623	833,237	1%
	Ore Grade	%	2.77	3.25	-15%
	Recovery Rate	%	59.46	62.47	-5%
	MT Produced	MT	13,797	16,903	-18%

Copper Production
Mining Unit	Operating Results	Unit	1Q18	1Q17	△%
Underground
Marcapunta	Ore Milled	DMT	648,618	609,626	6%
	Ore Grade	%	1.75	1.95	-10%
	Recovery Rate	%	92.47	93.90	-2%
	MT Produced	MT	10,482	11,155	-6%

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 11 of 23

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	1Q18	1Q17
Net Income	30,826	76,250
Add / Substract:	66,792	5,051
Provision for income tax, net	17,451	-3,459
Share in associated companies by the equity method, net	-14,803	-44,864
Interest income	-1,130	-1,291
Interest expense	8,684	7,159
Loss on currency exchange difference	-665	-3,003
Long Term Compensation provision	851	-4
Depreciation and Amortization	53,809	42,754
Workers´ participation provision	1,954	836
Bonus provision - executives & employees	1,185	0
Loss from discontinued operations	931	-5,576
Provision for contingencies	-1,475	12,499
EBITDA Buenaventura Direct Operations	97,618	81,301
EBITDA Yanacocha (45.95%)	3,544	12,956
EBITDA Cerro Verde (19.58%)	64,388	75,764
EBITDA Coimolache (40.01%)	8,148	9,169
Adjusted EBITDA (including Associated companies)	173,699	179,189

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 12 of 23

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 13 of 23

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Mar 31
	2018	2017
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	150,595	141,320
Add:
Consolidated Exploration in units in operation	22,769	20,986
Consolidated Commercial deductions	49,894	66,155
Consolidated Selling expenses	5,997	4,313
Consolidated Cost applicable to sales	229,255	232,773

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Mar 31
	2018	2017
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	16	2
Julcani, Silver	3,830	7,746
Julcani, Lead	349	652
Julcani, Copper	10	45
Mallay, Gold	2	100
Mallay, Silver	1,201	2,377
Mallay, Lead	574	1,469
Mallay, Zinc	1,383	2,097
Orcopampa, Gold	25,224	23,970
Orcopampa, Silver	768	1,152
Orcopampa, Copper	87	18
Uchucchacua, Gold	27	20
Uchucchacua, Silver	24,130	26,136
Uchucchacua, Lead	3,451	2,483
Uchucchacua, Zinc	5,168	1,526
Tambomayo, Gold	12,848	0
Tambomayo, Silver	4,341	0
Tambomayo, Lead	415	0
Tambomayo, Zinc	1,772	0
La Zanja, Gold	18,275	22,969
La Zanja, Silver	695	686
El Brocal, Gold	2,287	1,420
El Brocal, Silver	2,765	4,915
El Brocal, Lead	3,096	4,009
El Brocal, Zinc	13,044	13,451
El Brocal, Copper	22,688	19,610
Non Mining Units	2,147	4,466
Consolidated Cost of sales, excluding depreciation and amortization	150,595	141,320

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Mar 31
	2018	2017
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	6	1
Julcani, Silver	1,425	3,528
Julcani, Lead	130	297
Julcani, Copper	4	21
Mallay, Gold	0	32
Mallay, Silver	104	766
Mallay, Lead	50	473
Mallay, Zinc	119	676
Orcopampa, Gold	8,813	8,933
Orcopampa, Silver	268	429
Orcopampa, Copper	31	7
Uchucchacua, Gold	5	4
Uchucchacua, Silver	4,327	4,698
Uchucchacua, Lead	619	446
Uchucchacua, Zinc	927	274
Tambomayo, Gold	2,612	0
Tambomayo, Silver	883	0
Tambomayo, Lead	84	0
Tambomayo, Zinc	360	0
La Zanja, Gold	6	389
La Zanja, Silver	0	12
El Brocal, Gold	104	0
El Brocal, Silver	126	0
El Brocal, Lead	141	0
El Brocal, Zinc	593	0
El Brocal, Copper	1,032	0
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	22,769	20,986

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 14 of 23

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended Mar 31
	2018	2017
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	0
Julcani, Silver	569	1,341
Julcani, Lead	49	113
Julcani, Copper	1	8
Mallay, Gold	1
Mallay, Silver	344	909
Mallay, Lead	166	552
Mallay, Zinc	417	1,181
Orcopampa, Gold	305	99
Orcopampa, Silver	34	32
Orcopampa, Copper	16	4
Uchucchacua, Gold	7	7
Uchucchacua, Silver	7,995	9,626
Uchucchacua, Lead	1,032	910
Uchucchacua, Zinc	3,461	1,544
Tambomayo, Gold	98	0
Tambomayo, Silver	148	0
Tambomayo, Lead	52	0
Tambomayo, Zinc	449	0
La Zanja, Gold	94	62
La Zanja, Silver	3	1
El Brocal, Gold	2,428	2,039
El Brocal, Silver	1,743	4,178
El Brocal, Lead	1,292	2,792
El Brocal, Zinc	5,174	13,393
El Brocal, Copper	24,015	27,323
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	49,894	66,155

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended Mar 31
	2018	2017
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	56	102
Julcani, Lead	5	9
Julcani, Copper	0	1
Mallay, Gold	0	4
Mallay, Silver	51	102
Mallay, Lead	25	63
Mallay, Zinc	59	90
Orcopampa, Gold	243	154
Orcopampa, Silver	7	7
Orcopampa, Copper	1	0
Uchucchacua, Gold	1	1
Uchucchacua, Silver	1,183	673
Uchucchacua, Lead	169	64
Uchucchacua, Zinc	253	39
Tambomayo, Gold	466	0
Tambomayo, Silver	158	0
Tambomayo, Lead	15	0
Tambomayo, Zinc	64	0
La Zanja, Gold	140	174
La Zanja, Silver	5	5
El Brocal, Gold	143	73
El Brocal, Silver	173	254
El Brocal, Lead	194	207
El Brocal, Zinc	818	696
El Brocal, Copper	1,422	1,014
Non Mining Units	344	580
Consolidated Selling expenses	5,997	4,313

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 15 of 23

	JULCANI
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A)(US$000)	16	3,830	349	-	10	4,205	2	7,746	652	-	45	8,446
Add:
Exploration Expenses (US$000)	6	1,425	130	-	4	1,565	1	3,528	297	-	21	3,847
Commercial Deductions (US$000)	2	569	49	-	1	621	0	1,341	113	-	8	1,463
Selling Expenses (US$000)	0	56	5	-	0	62	0	102	9	-	1	111
Cost Applicable to Sales (US$000)	25	5,880	534	-	15	6,453	4	12,717	1,072	-	74	13,867
Divide:
Volume Sold	10	352,236	169	-	2	Not Applicable	4	912,656	591	-	16	Not Applicable
CAS	2,470	16.69	3,161	-	7,391	Not Applicable	965	13.93	1,812	-	4,703	Not Applicable

	MALLAY
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER(MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2	1,201	574	1,383	-	3,161	100	2,377	1,469	2,097	-	6,044
Add:
Exploration Expenses (US$000)	0	104	50	119	-	273	32	766	473	676	-	1,947
Commercial Deductions (US$000)	1	344	166	417	-	928	39	909	552	1,181	-	2,680
Selling Expenses (US$000)	0	51	25	59	-	135	4	102	63	90	-	260
Cost Applicable to Sales (US$000)	3	1,701	814	1,979	-	4,497	175	4,154	2,558	4,044	-	10,931
Divide:
Volume Sold	3	136,838	440	733	-	Not Applicable	193	311,157	1,276	1,472	-	Not Applicable
CAS	971	12.43	1,848	2,701	-	Not Applicable	909	13.35	2,005	2,747	-	Not Applicable

	ORCOPAMPA
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	25,224	768	-	-	87	26,079	23,970	1,152	-	-	18	25,140
Add:					-
Exploration Expenses (US$000)	8,813	268	-	-	31	9,112	8,933	429	-	-	7	9,369
Commercial Deductions (US$000)	305	34	-	-	16	355	99	32	-	-	4	135
Selling Expenses (US$000)	243	7	-	-	1	251	154	7	-	-	0	161
Cost Applicable to Sales (US$000)	34,585	1,077	-	-	135	35,797	33,155	1,621	-	-	29	34,805
Divide:
Volume Sold	40,015	99,573	-	-	27	Not Applicable	42,101	150,134	-	-	7	Not Applicable
CAS	864	10.82	-	-	4,898	Not Applicable	788	10.80	-	-	4,180	Not Applicable

	UCHUCCHACUA
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27	24,130	3,451	5,168	-	32,777	20	26,136	2,483	1,526	-	30,164
Add:
Exploration Expenses (US$000)	5	4,327	619	927	-	5,878	4	4,698	446	274	-	5,422
Commercial Deductions (US$000)	7	7,995	1,032	3,461	-	12,495	7	9,626	910	1,544	-	12,087
Selling Expenses (US$000)	1	1,183	169	253	-	1,607	1	673	64	39	-	777
Cost Applicable to Sales (US$000)	40	37,635	5,272	9,809	-	52,757	31	41,133	3,903	3,384	-	48,451
Divide:
Volume Sold	70	3,853,518	3,434	3,802	-	Not Applicable	42	3,732,401	2,258	1,118	-	Not Applicable
CAS	575	9.77	1,535	2,580	-	No Applicable	737	11.02	1,729	3,028	-	No Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 16 of 23

	TAMBOMAYO
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,848	4,341	415	1,772	-	19,376
Add:
Exploration Expenses (US$000)	2,612	883	84	360	-	3,939
Commercial Deductions (US$000)	98	148	52	449	-	747
Selling Expenses (US$000)	466	158	15	64	-	703
Cost Applicable to Sales (US$000)	16,024	5,529	567	2,645	-	24,765
Divide:
Volume Sold	30,698	837,123	528	1,672	-	Not Applicable
CAS	522	6.60	1,073	1,582	-	No Applicable	-	-	-	-	-	No Applicable

	LA ZANJA
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18,275	695	-	-	-	18,970	22,969	686	-	-	-	23,654
Add:
Exploration Expenses (US$000)	6	0	-	-	-	6	389	12	-	-	-	400
Commercial Deductions (US$000)	94	3	-	-	-	96	62	1	-	-	-	63
Selling Expenses (US$000)	140	5	-	-	-	145	174	5	-	-	-	179
Cost Applicable to Sales (US$000)	18,514	704	-	-	-	19,217	23,594	703	-	-	-	24,297
Divide:
Volume Sold	18,222	55,814	-	-	-	Not Applicable	32,570	67,519	-	-	-	Not Applicable
CAS	1,016	12.61	-	-	-	Not Applicable	724	10.42	-	-	-	Not Applicable

	BROCAL
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,287	2,765	3,096	13,044	22,688	43,880	1,420	4,915	4,009	13,451	19,610	43,406
Add:
Exploration Expenses (US$000)	104	126	141	593	1,032	1,996	-	-	-	-	-	-
Commercial Deductions (US$000)	2,428	1,743	1,292	5,174	24,015	34,652	2,039	4,178	2,792	13,393	27,323	49,726
Selling Expenses (US$000)	143	173	194	818	1,422	2,750	73	254	207	696	1,014	2,245
Cost Applicable to Sales (US$000)	4,962	4,807	4,723	19,629	49,157	83,278	3,533	9,348	7,009	27,539	47,948	95,377
Divide:
Volume Sold	5,102	536,585	3,339	11,354	9,854	Not Applicable	3,429	825,740	5,595	14,102	9,806	Not Applicable
CAS	973	8.96	1,414	1,729	4,989	Not Applicable	1,030	11.32	1,253	1,953	4,890	Not Applicable

	NON MINING COMPANIES
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,147	-	-	-	-	-	4,466
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	344	-	-	-	-	-	580
Total (US$000)	-	-	-	-	-	2,491	-	-	-	-	-	5,046

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 17 of 23

	BUENAVENTURA CONSOLIDATED
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	58,679	37,730	7,886	21,368	22,786	150,595	48,481	43,012	8,614	17,074	19,673	141,320
Add:
Exploration Expenses (US$000)	11,546	7,133	1,024	2,000	1,066	22,769	9,358	9,433	1,217	950	27	20,986
Commercial Deductions (US$000)	2,935	10,835	2,591	9,501	24,032	49,894	2,246	16,088	4,368	16,118	27,335	66,155
Selling Expenses (US$000)	994	1,634	408	1,194	1,423	5,997	406	1,144	343	825	1,015	4,313
Cost Applicable to Sales (US$000)	74,153	57,333	11,909	34,063	49,307	229,255	60,491	69,677	14,542	34,967	48,051	232,773
Divide:
Volume Sold	94,120	5,871,687	7,911	17,561	9,883	Not Applicable	78,338	5,999,608	9,719	16,691	9,829	Not Applicable
CAS	788	9.76	1,505	1,940	4,989	Not Applicable	772	11.61	1,496	2,095	4,889	Not Applicable

	COIMOLACHE
	1Q 2018						1Q 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,342	1,186	-	-	-	17,528	13,536	811	-	-	-	14,347
Add:
Exploration Expenses (US$000)	1,798	130	-	-	-	1,928	1,623	97	-	-	-	1,720
Commercial Deductions (US$000)	155	12	-	-	-	166	170	9	-	-	-	179
Selling Expenses (US$000)	112	8	-	-	-	120	159	9	-	-	-	168
Cost Applicable to Sales (US$000)	18,406	1,336	-	-	-	19,742	15,488	927	-	-	-	16,414
Divide:
Volume Sold	27,957	164,097	-	-	-	Not Applicable	30,493	123,896	-	-	-	Not Applicable
CAS	658	8.14	-	-	-	Not Applicable	508	7.48	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 18 of 23

APPENDIX 5: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 1Q18

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q18		1Q18		1Q18		1Q18
Au Ounces Sold BVN		70,796
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		70,796		18,222		27,957		91,674

	1Q18		1Q18		1Q18		1Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	91,830	1,297	19,283	1,058	17,528	627	109,089	1,190
Exploration in Operating Units	20,767	293	5	0	1,928	69	21,543	235
Royalties	4,343	61	0	0	0	0	4,343	47
Comercial Deductions[4]	15,146	214	96	5	166	6	15,264	167
Selling Expenses	2,889	41	145	8	120	4	3,014	33
Administrative Expenses	19,626	277	630	35	1,243	44	20,459	223
Other, net	3,460	49	173	9	251	9	3,652	40
Sustaining Capex[5]	10,631	150	2,764	152	3,526	126	13,512	147

By-product Credit	-119,744	-1,691	-932	-51	-2,769	-99	-1,605	-18

All-in Sustaining Cost	48,948	691	22,164	1,216	21,994	787	69,527	758

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 19 of 23

Buenaventura
All-in Sustaining Cost for 1Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1Q17		1Q17		1Q17		1Q17
Au Ounces Sold BVN		69,617
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		42,339		32,248		30,493		71,675

	1Q17		1Q17		1Q17		1Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	76,195	1,800	23,264	721	14,347	471	94,291	1,316
Exploration in Operating Units	19,261	455	827	26	1,720	56	20,390	284
Royalties	4,379	103	0	0	0	0	4,379	61
Comercial Deductions[4]	16,365	387	709	22	179	6	16,813	235
Selling Expenses	1,349	32	139	4	168	5	1,490	21
Administrative Expenses	15,428	364	493	15	909	30	16,054	224
Other Expenses	1,640	39	2,515	78	1,141	37	3,432	48
Other Incomes		0	2,265	70	-1,368	-45	653	9
Sustaining Capex[5]	7,029	166	543	17	2,003	66	8,120	113

By-product Credit	-102,334	-2,417	-1,166	-36	-2,153	-71	-421,275	-5,878

All-in Sustaining Cost	39,312	929	29,588	918	16,945	556	61,806	862

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 20 of 23

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of March 31, 2018 and December 31, 2017
	2018	2017
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	258,227	214,551
Trade and other accounts receivable, net	325,277	314,308
Inventory, net	146,790	132,287
Income tax credit	12,981	23,165
Prepaid expenses	14,314	17,551
	757,589	701,862

Non-current assets
Trade and other receivables, net	38,565	44,191
Long-term inventory	4,664	3,238
Long-term income tax credit	3,428	3,413
Investment in associates	1,512,227	1,536,887
Mining concessions, development costs, property, plant and equipment, net	1,920,348	1,949,555
Investment properties, net	255	222
Deferred income tax asset, net	28,811	43,129
Prepaid expenses	27,304	27,555
Other assets	20,373	22,761
	3,555,975	3,630,951

Total assets	4,313,564	4,332,813

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	45,000	96,215
Trade and other payables	203,759	233,355
Provisions	77,193	76,847
Income tax payable	1,739	2,081
Financial obligations	45,583	83,991
Hedge derivative financial instruments	2,723	28,705
	375,997	521,194

Non-current liabilities
Bank loans	50,000	-
Trade and other payables	702	663
Provisions	170,802	164,877
Financial obligations	577,797	549,092
Contingent consideration liability	17,570	17,570
Deferred income tax liability, net	16,966	15,790
	833,837	747,992

Total liabilities	1,209,834	1,269,186

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,071	163,071
Other reserves	269	269
Retained earnings	1,749,711	1,728,847
Other reserves of equity	(3,058)	(13,888)
Shareholders’ equity, net attributable to owners of the parent	2,879,731	2,848,037
Non-controlling interest	223,999	215,590
Total shareholders’ equity, net	3,103,730	3,063,627

Total liabilities and shareholders’ equity, net	4,313,564	4,332,813

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 21 of 23

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three month periods ended March 31, 2018 and 2017

	For the three month period ended March, 31
	2018	2017
Continuing operations	US$(000)	US$(000)
Operating income
Net sales of goods	306,756	266,289
Net sales of services	5,763	6,503
Royalty income	4,419	5,470
Total operating income	316,938	278,262

Operating costs
Cost of sales, without considering depreciation and amortization	(148,585)	(136,607)
Cost of services, without considering depreciation and amortization	(2,010)	(4,713)
Exploration in operating units	(22,769)	(20,986)
Depreciation and amortization	(53,809)	(42,754)
Mining royalties	(6,395)	(6,358)
Total operating costs	(233,568)	(211,418)

Gross profit	83,370	66,844

Operating expenses, net
Administrative expenses	(25,045)	(21,114)
Provision for contingencies and others	1,475	(12,499)
Selling expenses	(5,997)	(4,313)
Exploration in non-operating areas	(6,767)	(2,293)
Other, net	(5,742)	(1,409)
Total operating expenses, net	(42,076)	(41,628)

Operating profit	41,294	25,216

Other income (expense), net
Share in the results of associates	14,803	44,864
Net gain (loss) from currency exchange difference	665	3,003
Financial income	1,130	1,291
Financial costs	(8,684)	(7,159)
Total other income, net	7,914	41,999

Profit (loss) before income tax	49,208	67,215

Current income tax	(10,217)	(6,260)
Deferred income tax	(7,234)	9,719

Profit (loss) from continuing operations	31,757	70,674

Discontinued operations
Profit (loss) from discontinued operations	(931)	5,576
Net profit (loss)	30,826	76,250

Attributable to:
Owners of the parent	28,418	70,696
Non-controlling interest	2,408	5,554
	30,826	76,250

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	0.11	0.28

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	254,186,867

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 22 of 23

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three month periods ended March 31, 2018 and 2017

	For the three month period ended March, 31
	2018	2017
	US$(000)	US$(000)

Operating activities
Proceeds from sales	329,843	255,316
Value Added Tax recovered	37,670	7,938
Royalty received	5,276	6,209
Proceeds from dividends	3,431	3,073
Interest received	131	961
Payments to suppliers and third-parties	(230,788)	(189,653)
Payments to employees	(50,007)	(42,720)
Payment of income taxes	(7,331)	(11,434)
Payments of interest	(5,999)	(5,937)
Payments of mining royalties	(4,343)	(4,379)

Net cash and cash equivalents provided by operating activities	77,883	19,374

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	46	6,571
Proceeds from loans	-	17,680
Acquisitions of mining concessions, development costs, property, plant and equipment	(21,188)	(81,612)
Payments to other assets	(662)	-

Net cash and cash equivalents used in investing activities	(21,804)	(57,361)

Financing activities
Proceeds of bank loans	80,000	165,000
Payments of bank loans	(81,215)	(30,000)
Payments of financial obligations	(9,996)	(3,613)
Increase of restricted bank accounts	248	(1,691)
Dividends paid to non-controlling interest	(1,440)	(1,669)

Net cash and cash equivalents provided by (used in) financing activities	(12,403)	128,027

Net increase in cash and cash equivalents during the period	43,676	90,040
Cash and cash equivalents at the beginning of the period	214,551	80,544

Cash and cash equivalents at period-end	258,227	170,584

Compañía de Minas Buenaventura S.A.A. First Quarter 2018Results Page 23 of 23

	For the three month period ended March, 31
	2018	2017
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	30,826	76,250

Plus (less):
Depreciation and amortization	53,809	42,754
Hedge derivative instruments	8,535	5,947
Deferred income tax expense (income)	7,234	(9,719)
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	7,143	(10,266)
Income attributable to non-controlling interest	(2,408)	(5,554)
Accretion expense of provision for closure of mining units and exploration projects	1,033	290
Net share in results of associates	(14,803)	(44,864)
Recovery (expense) for provision for contingencies	(1,475)	12,499
Net loss (gain) from currency exchange difference	(665)	(3,003)
Reversal (provision) for impairment loss of inventories	-	(291)
Other net	(8,577)	(12,090)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	-	(22,005)
Inventories	(15,929)	946
Income tax credit	10,184	6,815
Prepaid expenses	3,488	505
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(29,557)	(16,002)
Provisions	6,271	(7,228)
Income tax payable	(342)	1,317

Proceeds from dividends	3,431	3,073

Net cash and cash equivalents provided by operating activities	58,198	19,374

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: April 26, 2018